

HESS CORPORATION

Elliott Management's Perspectives:

Accountability Needed to Recoup Shareholder Value

March 2013

www.ReassessHess.com



Elliott Associates, L.P. and Elliott International, L.P. ("Elliott") intend to make a filing with the Securities and Exchange Commission of a proxy statement and an accompanying proxy card to be used to solicit proxies in connection with the 2013 Annual Meeting of Stockholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the "2013 Annual Meeting") of Hess Corporation (the "Company"). Information relating to the participants in such proxy solicitation has been included in materials filed on January 29, 2013 by Elliott with the Securities and Exchange Commission pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Stockholders are advised to read the definitive proxy statement and other documents related to the solicitation of stockholders of the Company for use at the 2013 Annual Meeting when they become available because they will contain important information, including additional information relating to the participants in such proxy solicitation. When completed and available, Elliott's definitive proxy statement and a form of proxy will be mailed to stockholders of the Company. These materials and other materials filed by Elliott in connection with the solicitation of proxies will be available at no charge at the Securities and Exchange Commission's website at www.sec.gov. The definitive proxy statement (when available) and other relevant documents filed by Elliott with the Securities and Exchange Commission will also be available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners, at its toll-free number (877) 796-5274 or via email at info@okapipartners.com.

Cautionary Statement Regarding Forward-Looking Statements

The information herein contains "forward-looking statements." Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," "seeks," "could" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Our forward-looking statements are based on our current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

"I think we have to start by remembering that the basic requirement for any business hasn't changed. The fundamental test of success and sustainability is performance - the delivery of real results, quarter by quarter, year by year against promises…"[1]

Rodney Chase, Shareholder Nominee

Former Deputy CEO BP, May 2000

(1) Speech at FT Chicago Conference, May 2000 Speech

I. Executive Summary

Hess Intrinsic Value $128 per Share But Accountability Needed



- **Shareholders recognize the stock price potential and the need for accountability**

  — Since Elliott involvement made public, stock has outperformed by 18%[1]—creating an additional $3.5 billion in market capitalization

  — <u>Shareholders want accountability</u>: history of withholding votes on directors, objecting to Say on Pay, and trying to de-stagger board

- **Hess has underperformed by (460)% over CEO's tenure due to mismanagement and poor capital allocation**

  — Unfocused portfolio resulting in severe discount to intrinsic value

  — Mismanagement of premier Bakken asset continues today

  — Cash flow from conventional assets spent on failed exploration resulting in $4 billion loss, program continues today

  — Endless ineffective restructurings that led Goldman Sachs to ask: "<u>Will Perpetual Restructuring Mode Ever End</u>?"

- **Board and management do not want to be accountable to shareholders**

  — Seek validation from past 6 months of stock performance, despite CEO's 17 year tenure

  — Avoid change by constructing false excuses, such as strategic benefits, "synergies", tax inefficiencies, and funding questions

  — Contradict earlier statements and actions (eg Sam Nunn's August appointment) by insisting latest announcements part of "5" year plan

  — Hide behind Wall Street valuations that reflect Hess management mediocrity, when only 2 years ago targets were $100 / share

  — Hand pick nominees willing to <u>Rubber Stamp</u> status quo. Board selects Hess family trust executor as Lead "Independent" Director

- **Great Directors + Great Assets = Tremendous potential to recoup shareholder value**

  — Premier assets with good market benchmarks: top Bakken position & Crown Jewel conventional assets

  — Elect five <u>truly independent</u>, highly qualified executives with significant, relevant experience to evaluate all options to maximize shareholder returns, including creating manageable enterprises accountable to shareholders:

    - Hess Resource Co: Bakken flagship asset with MLP dropdown of midstream assets

    - Hess International: Long-life, oil-weighted, high cash-flowing assets with ready market if board wishes to high-grade portfolio

> *Substantial Change <u>Delivered</u> Could Realize $128 / share for Shareholders[2]*

[4]

1. Outperformance from 1/25/13 to 3/8/13 versus Revised proxy peers, see slide 5   2.   See slides 13 and 14

Unrelenting Underperformance



> "Since July 24, 2012, the last day of trading before we announced our updated strategy, Hess shares have increased..."
>
> — John Hess, January 28 2013[1]

> "You can't judge us on a one-year basis. You have to do it over the long term."
>
> — John Hess, January 2010[2]

Relative Performance[3]



Elliott's intent to nominate directors announced

Announcement of latest strategic plan that started 3 years ago

Elliott begins to accumulate substantial amount of stock

Hess Over (Under) Performance[4]

	John Hess Tenure					
	17 Years	5-Year	4-Year	3-Year	2-Year	1-Year
vs Proxy Peers	(333)%	(31)%	(43)%	(29)%	(40)%	(17)%
vs Revised Proxy Peers	(460)%	(45)%	(63)%	(44)%	(47)%	(20)%
vs Bakken Operators	NA	(263)%	(984)%	(184)%	(70)%	(16)%
vs XLE	NA	(31)%	(57)%	(43)%	(44)%	(20)%
vs XOP	NA	(39)%	(81)%	(52)%	(39)%	(15)%

Despite highest oil weighting of any peer…

…and material position in the Bakken, leading US oil play

Source: Bloomberg, Company filings
1.   Hess 4Q 2012 Earnings call, January 30, 2013
2.   Hess 4Q 2009 Earnings call
3.   Performance versus Revised Proxy Peers; see footnote 4
4.   As of 11/28/12, date before which Elliott began to purchase a substantial amount of Hess stock

Proxy Peers: Used by Hess for mgmt compensation: Anadarko, Apache, BP, Chevron, ConocoPhillips, Devon, EOG, Exxon, Marathon, Murphy, Occidental, Shell, Statoil, Talisman and Total ; Revised Proxy Peers: excludes Devon & Talisman due to high North America gas weighting; excludes BP, Shell, Statoil, Total due to European super major status; includes Noble as additional relevant competitor; Bakken Operators: Includes Continental, Oasis and Kodiak

[5]



Unchecked Due to Lack of Accountability

Accountability?	...Not at Hess	
Credibility with Shareholders	✗	• Materially underperform peers then go on to **deny** by pointing to last 6 months of stock performance • **Contradict** earlier actions by alleging recent announcements part of long standing "5" year plan • Construct **false excuses** such as tax, funding, and "synergies" to avoid change • **Mislead** investors about costs in Bakken by comparing different completion techniques • **Claim epiphany on governance** started in August 2012: • But in August 2012 added **Sam Nunn**—a former elected legislator with no oil & gas operating experience and questionable independence—then in March 2013 cut him loose
Independent Oversight	✗	• Nominees **Rubber Stamp** "5" year plan before having joined the board • **Lead Independent Director**, John Mullin III, is **joint-executor** of Hess family estate • **$30+mm** paid **to current directors** over John Hess's tenure despite **460% underperformance** • Long standing **Hess family relationships** with numerous board members
Reasonable Tenure	✗	• **14 year** tenure is the average for directors not up for election in 2013 • **17 year** tenure is the average term of a non-management director at retirement while John Hess CEO
Annually Accountable	✗	• **John Hess likely blocked de-staggering of board** in 2008. How will he vote this year? • **Staggered** board with 14 directors • Over **90%** of outside shareholders **voted three different times to de-stagger**
Pay for Performance	✗	• **$32mm** awarded to Management in 2012 despite **underperforming peers by 10%** • **427th out of 450** S&P 500 companies in Say on Pay opposition • **149th out of 156** Energy companies in Say on Pay opposition • Awards announced in **March 2013** show continued willingness to **pay for underperformance**

Sources: Company Filings, Bloomberg
See citations throughout presentation

Unending and Ineffective Restructurings



> **"Will perpetual restructuring mode ever end?"**
>
> **- Goldman Sachs, October 2003[1]**

1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014

Span of Announced Restructuring

1996 to 1999 "Repositioning"	2001 to 2003 "Reshaping"	2001 to 2006 Continued "Reshaping"	2008 to 2010 "Rebalancing"	2001 to 2010 "Restructuring"	2009 to 2014 "Important Change"	2010 to ? "Multiyear Transformation"

Promises

"After **more than 3 years** of aggressively repositioning its asset base and slashing costs, we expect Amerada Hess will finally deliver…" - Lehman, **May 1999**[2]	"We have done a lot of work the **last two years** to reshape our portfolio... **It's starting to stabilize.**" - John Hess, **October 2003**[3]	"Over the **last five years** our company has done a lot of work to reshape our portfolio… We're starting to deliver a consistent track record of performance." - John Hess, **September 2006**[4]	"So **about two years ago**, we really started to push a more balanced approach between accessing unconventional… to balance the high impact exploration program.." - John Hess, **November 2010**[5]	"We have done a lot of work over the **last 10 years to restructure** our own Company significantly…" - John Hess, **July 2011**[6]	"…important change for Hess…This change essentially **began in 2009 and should be largely complete in 2014**." - John Hess, **July 2012**[7]	"We would note that our current board is comprised of highly accomplished directors who deserve credit for initiating the **multiyear transformation** that **started in 2010 and that continues today.**" - Jon Pepper, Hess spokesman, **February 2013**[8]

Results[9]

(21)%	(24)%	(87)%	(17)%	(167)%	(63)%	(29)%

Source: Company transcripts, Wall St. Research
1. Goldman Sachs, October 14, 2003
2. Lehman Brothers, May 28, 1999
3. Hess 3Q 2003 Earnings Call
4. Lehman Brothers Conference, September 2006
5. BAML Conference, November 2010
6. Hess 2Q11 Earnings Call
7. Hess 2Q12 Earnings Call
8. Bloomberg: "Hess Tangled Family Ties Targeted in Shareholder Revolt", February 27, 2013
9. Underperformance vs. Revised Proxy Peers; calculated over period referred to in quote

Unresponsive to Value Enhancing Ideas; History of False Excuses



Value Enhancing Idea	Jan 2013 Hess Excuses	Reality
Spin-off Retail	Brand is valuable for upstream	▪ Oil & gas are commodities; brand adds no value to upstream
Sell Marketing Business	Marketing useful if we ever discover natural gas	▪ Oil & gas are commodities; marketing adds no value to "eventual" natural gas discoveries

Hess Continuing Excuses

Monetize Midstream in MLP	Time not right yet…	▪ MLP capital markets are open today and offer unprecedented low cost of capital[1] ▪ Other operators with early stage assets have taken advantage of MLP cost of capital through partial drop-downs or developing assets inside MLP[2]
Don't Combine Conventional and Unconventional Assets	Conventional funded unconventional	▪ Hess conventional extra cash flow funded exploration and refining failures, not the Bakken ▪ Hess issued more debt, issued comparable equity, and sold more assets than pure play Continental to develop Bakken
Create Bakken Standalone	Tax inefficiency and funding inability	▪ Hess Bakken & Utica should be tax-paying in near-term - value of using deductions today vs tomorrow is minimal[3] ▪ Bakken operators have negative FCF and easily access credit markets (Continental notes yield less than 4.0%)[4]

[8]

1. Wells Fargo MLP Monthly March 2013
2. See slides 62 and 63
3. See slide 51
4. See slide 49



Withholding votes on directors

Most Recent Votes Withheld From Directors[1]



- 39%, 39% and 33% of votes withheld against Brady, Kean and Olson, respectively[1]

- 14%, 14%, and 14% of votes withheld against Holiday, Bodman, and von Metzsch[1]

- For context, in 2012 the average percentage of votes withheld from a nominee in a non-contested S&P 500 election was 3.7%[2]

Trying to de-stagger board

% of Total Shares Voted for Declassification[3]



- 90+% of outside shareholders voted to declassify the Hess board in 3 separate votes

- Charter/bylaws require 80% of outstanding. In 2008, board recommended for de-staggering:
  — 246mm shares voted to de-stagger
    - 76% of outstanding shares
    - 87% of voting shares

  — 37 mm shares voted against declassification (John Hess controlled 37mm shares)

  Did John Hess vote against his board's recommendation and against declassification?

Objecting via Say on Pay

Say on Pay Support[4]



- Only 51% support on Hess Say on Pay[4]
  - 427th out of 450 in S&P 500[5]
  - 149th out of 156 Energy companies[5]
  - Average S&P 500 support for "Say on Pay" votes in 2012 was 87%[5]

- Hess's cumulative CEO compensation over the past 5 years ranks in the 73rd percentile relative to peers, while total shareholder returns over the same 5 year period rank in the 20th percentile[6]

Sources: Company Filings, Factset, ISS Voting Analytics
1. % of voted shares withheld; Hess estate is assumed to have voted for nominees and is excluded from calculation
2. Factset SharkRepellent
3. Hess estate is assumed to have voted against declassification and is excluded from calculation
4. Hess estate is assumed to support Say on Pay and is excluded from calculation
5. Other companies did not have say on pay votes; Hess estate is not excluded from calculation
6. Shareholder returns and market capitalization as of 11/28/12, date before which Elliott began to purchase a substantial amount of stock

After…

- (40+)% underperformance over the last 2 years and (460)% over the last 17

- $4 billion (20% of market capitalization) lost in exploration

- Substantial operational missteps in development of the Bakken

- Nearly no return of capital over past decade despite oil price quadrupling

- Selecting a 14th director in August 2012 with no oil & gas operating experience and questionable independence amidst plummeting stock price and continued shareholder dissatisfaction

    … And then denying accountability for any of the above in March 2013

Hess Needs Substantial Change and Accountability



Hess Needs Directors That Are Independent

Management Nominees:

Rubber Stamp?

"These **independent** directors agreed to join our board, **because they believe in our outstanding plan**, and **they recognize that our plan is the right plan** for all of our shareholders."

"We have had **this strategic transformation**, as my remarks noted, **underway, really going back…since I became Chairman**…In fact, Elliott got on the train after it really left the station…This is a **culmination** of a multi year strategy…"

-John Hess,

March 4th 2013(1)

Shareholder Nominees:

Independent

"While this letter presents Elliott's perspectives, **Shareholder Nominees will form their own, independent views** on the Company, its assets, and its strategy. These five accomplished individuals bring deep knowledge and experience in areas that are severely lacking in the existing board."

-Elliott Letter to Shareholders,

January 29th 2013(2)

Source: Company transcripts
1. Business update call March 4, 2013
2. Elliott Letter to Shareholders January 29, 2013



Great Value-Creating Independent Directors

Experience Hess Needs



Rodney Chase

Former **Deputy Group Chief Executive, BP** Former **Chairman/CEO of BP America, CEO of E&P**	• Direct experience **managing every major business** at global integrated energy company • Significant public oil & gas corporate board experience

- Restructuring
- Conventional E&P
- Midstream
- Public Board



Harvey Golub

Former **Chairman & CEO, American Express** Former **Non-Executive Chairman, AIG**	• Mr. Golub's refocusing of American Express in the 1990s has been called "**one of the most impressive turnarounds of a large public corporation in history**"[1] and led to over **750% share price appreciation** during his tenure

- Restructuring
- Public Board



Karl F. Kurz

Former **COO, Anadarko Petroleum**	• Helped lead **major transformation at a large independent E&P**: top-tier exploration capability, capital discipline and operational focus • Managed Anadarko's **onshore unconventionals** as SVP of US Onshore • Led midstream and marketing operations as VP of Marketing

- Restructuring
- Conventional E&P
- Midstream
- Unconventional E&P
- Public Board



David McManus

Former **EVP, Pioneer Natural Resources** Former **EVP at BG**, Former **President of ARCO Europe**	• Oversaw **value accretive divestiture** of Pioneer's international portfolio • Presented substantial divestiture program to board and **executed** • Evaluated both IPO in London and outright sale - **pursued value maximizing path**

- Restructuring
- Conventional E&P
- Public Board



Marshall D. (Mark) Smith

Current **SVP & CFO, Ultra Petroleum**	• Manages **lowest-cost operator** in resource play environment • Monetized midstream assets via accretive REIT deal while **maintaining strategic control** • Direct experience dealing with high-cost operator in resource play JV

- Conventional E&P
- Midstream
- Unconventional E&P

1.   Salomon Smith Barney 4/13/1999



Great Assets = $39 to $50 billion in Value / $96 to 128 per Share[1]



Unconventionals

Large, un-replicable and highly desirable position in core of premier US oil resource play
- W.D. Von Gonten study concluded Hess has higher per acre value and is very comparable to CLR in absolute value[3]

Additional core position in Utica shale, promising emerging liquids play
- Extensive acreage located in core liquids-rich zone



Bakken Value Continues to Increase[2]

$92
$90
$88
$86
$84
$82
$80
25-Jan
1-Feb
8-Feb
15-Feb
22-Feb
1-Mar
8-Mar

Elliott Estimates[1]

TEV ~$13.0 billion to $ 14.4 billion

Conventionals

Long-life, oil-weighted reserves in "crown jewel" assets and favorable oil-linked gas assets in Southeast Asia
- Valhall (Norway), Shenzi (GOM), Ceiba & Okume (Equatorial Guinea), JDA (Malaysia-Thailand)
- Highly desirable asset base to numerous parties



Wall St. NAV Average of Elliott TEV[4]

$40
$30
$20
$10
$0
$billions
Elliott Low: Wood Mackenzie(5)
Average Sell-Side
Elliott High: Rystad(6)

TEV ~$21.4 billion to $30.2 billion

Midstream

Valuable midstream infrastructure in Bakken
- Tioga gas plant (ultimate capacity of 250mmcf/d) – Wall St expects $200mm of annual cash flow[7]
- Bakken rail terminal with capacity of 54,000 bbl/d generating average $14+ uplift per bbl through the third quarter – results in $285mm annualized[8]



Wall St. NAV Exceeds Elliott TEV[9]

$3
$2
$1
$0
$billions
Elliott Low
Elliott High
Average Sell-Side

TEV ~$2.0 billion to $2.5 billion

Downstream

HESS

Saleable downstream businesses – upside potential from unlocking working capital
- 1,360 retail stations
- 20 petroleum terminals
- Energy marketing & distribution
- Gas fired power plants





Wall St. NAV Exceeds Elliott TEV[9]





$5
$4
$3
$2
$1
$0
$billions
Elliott Low
Elliott High
Average Sell-Side

TEV ~$3.1 billion to $3.5 billion

Sources: Bloomberg, Analyst reports, Company filings
1. Elliott estimates; Valuation updated for YE2012 balance sheet, shares, Wood Mackenzie, Bakken operator valuations, disclosure on Eagle Ford, Utica, Terminals
2. Continental stock performance since last Elliott presentation,1/25/13. Further progress strengthens the thesis
3. W. D. Von Gonten & Co. is an industry leading petroleum engineering & geological services consulting firm
4. Wall St analysts who build asset by asset NAV; Calculated as the average value for each asset
5. Source: Wood Mackenzie
6. Rystad UCube
7. BAML January 21, 2013
8. Elliott estimate based on management commentary 2Q 2012, 3Q 2012 earnings calls
9. All sell-side analysts with publicly disclosed breakout for downstream and midstream values

Tremendous Potential for Increase in Share Price



Instead of an opaque, unmanageable conglomerate

Unlock great companies that will be accountable to shareholders

Unconventional
- 725,000 net acres in the Bakken
- 177,000 net acres in the Utica Shale
- 45,000 net acres in the Eagle Ford

Create Hess Resource Co.
Bakken, Eagle Ford and Utica with dropdown of midstream assets

TEV = $13.0 to $14.4 billion[1]

Global Offshore and Other Conventional
- Long-life, oil-weighted reserves in "crown jewel" assets including Shenzi (GOM), Valhall (Norway), Ceiba & Okume (Equatorial Guinea)
- Favorable gas assets in Southeast Asia including JDA & Natuna Sea Block

Create Hess International
Focus remaining conventional portfolio on core areas of competitive advantage through divestiture of non-core assets

TEV = $21.4 to $30.2 billion[1]

Midstream
- Valuable Bakken infrastructure including Tioga gas plant and Bakken rail terminal

Monetize resource play infrastructure

TEV = $2.0 to $2.5 billion[1]

Downstream & No-Stream
- Miscellaneous businesses - many with capital tied up at low rates of return

Divest downstream assets

TEV = $3.1 to $3.5 billion[1]

Hess's March promises *(if delivered)* affect less than 10% of potential share uplift [1] over another 2 year period

Share Price = $95.70 to $128.46[1]

TEV = $39 to $50 billion[1]

Source: Company filings
1. Elliott estimates; Per share values calculated net of debt, cash pro forma for announced/completed transactions (Azerbaijan & UK assets), pension, tax attributes, interest tax shield

II. Lack of Accountability at Hess

March 4th presentation and subsequent letter from CEO evidenced the board's disregard for their responsibility to provide <u>oversight of management</u> and <u>accountability to shareholders</u>:

- Ignored <u>history of underperformance</u>, asking shareholders to only remember last 6 months — and even then excluded dividends to make outperformance look higher

- Claimed five year transformation long underway, despite <u>opposite claims only weeks ago</u>

- Announced new Lead Independent Director is John Mullin III — joint executor of Hess estate

- Insisted search for new directors started in August, despite appointing Sam Nunn in August

- <u>Misrepresented Bakken well cost</u> data to claim Hess is ahead of its peers

- Asserted use of Conventional's cash flow on funding Bakken; failing to mention $4bn in exploration losses and nearly $1bn that went to Hovensa refinery[1]

- Permitted <u>scant disclosure</u> to continue

- Talked down value and lowers expectations by hiding behind price targets that reflect mismanagement

- Hand-picked nominees to <u>Rubber Stamp continuation of status quo</u>

Hess Does Not Want to be Accountable to Shareholders

1.   See slides 24 and 25

Despite a 17 year tenure CEO and 13 year Average Tenure Board, Hess Tells Shareholders to Only Remember Last Six Months

"Since July 24, 2012, the last day of trading before we announced our updated strategy, Hess shares have increased..."

- John Hess, January 28 2013(1)



120
110
100
90
80
70
60
50
25-Jan-10
25-Mar-10
25-May-10
25-Jul-10
25-Sep-10
25-Nov-10
25-Jan-11
25-Mar-11
25-May-11
25-Jul-11
25-Sep-11
25-Nov-11
25-Jan-12
25-Mar-12
25-May-12
25-Jul-12
25-Sep-12
25-Nov-12
25-Jan-13
47% Underperformance(2,4)
$9.4bn of Market Cap Foregone(3,4)
5% Outperformance(2,5)
$0.7bn of Market Cap Regained(3,5)
1/25/13 date before Elliott's intention to nominate directors became public
11/29/12 date Elliott began to purchase substantial stock

Hess showed shareholders 6 month performance charts that ignored dividends (7% difference for MUR alone)

1. Hess press release, January 28, 2013
2. Underperformance calculated versus Revised Proxy Peers: Anadarko, Apache, Chevron, ConocoPhillips, Exxon, Marathon, Murphy, Noble, Occidental
3. Market capitalization implied by Revised Proxy Peer performance less actual market capitalization
4. January 25, 2010 to July 24, 2012, date before which management claims to have updated their strategy (also coincidentally the stock's lowest point)
5. July 24, 2012 to November 28, 2012, date before which Elliott began to purchase substantial amount of Hess stock



Hess Tells Shareholders March 4th Announcement Part of a Long Standing Plan

HESS

Really?

So when did this "5" year restructuring begin and end?

2008

Did it **start in 2008** ?

"So **about two years ago**, we really started to push a more balanced approach between accessing unconventional hydrocarbon resources, oil and gas, to balance the high impact exploration program..."

- John Hess, **November 2010**(1)

2009

But it has been **ongoing since 2001**?

"We have done a lot of work over the last **10 years** to restructure our own Company significantly…"

-John Hess, **July 2011**(2)

2010

No, it **started in 2009** and will **end in 2014**

"This change essentially **began in 2009 and should be largely complete in 2014.**"

- John Hess, **July 2012**(3)

2011

Ignore comments from 2010 and 2011

As said in July 2012: five year plan 2009 to 2014

…but **completed in 2013**

a **four year plan** that we call a **"five" year plan**

"On our **July call**, we explained that Hess was in the **midst of a five-year transition... completed by the end of 2013.**"

-John Hess, **January 2013**(4)

2012

What? **It began in 2010**? We thought it began in 2009? Well, we also used to think it began in 2008…

So is it **a three year plan? 2010 - 2013?**

Whatever it is, it is multiyear and continues today

"..our current board is comprised of highly accomplished directors who deserve credit for initiating the **multiyear transformation** that **started in 2010 and that continues today.**"

-Jon Pepper, Hess spokesman, **February 2013**(5)

2013

When will it end?

"the major moves to reshape our portfolio… will have been completed by the **end of 2013.**"
John Hess, January 2013(4)

"we'd say **12 to 18 months [March 2014 to September 2014].**"
John Rielly, SVP & CFO, Hess
March 2013(6)

"…I mean, it's early in the process, but our guidance would be that we'd complete these sales by the **end of 2014**."
John Rielly, SVP & CFO, Hess
March 2013(6)

"monetization of our Bakken midstream assets expected in **2015.**"
John Hess, March 2013(6)

2014

Source: Company transcripts
1. BAML Conference, November 2010
2. Hess 2Q 2011 Earnings Call
3. Hess 2Q 2012 Earnings Call
4. Hess 4Q 2012 Earnings call, January 30, 2013
5. Bloomberg: "Hess Tangled Family Ties Targeted in Shareholder Revolt", February 27, 2013
6. Business update call March 4, 2013

If Recent Divestments Have Long Been Part of "5" Year Plan, Why Was Management Defending the Opposite Only Weeks Ago?



Until March 2013

Hess: Marketing, Retail and Infrastructure long-term strategic

"…the **strategic infrastructure** we have in North Dakota, having control of that adds a lot of value…that's **not something** we would be **interested in MLPing**…Energy **Marketing and Retail Marketing remain a long-term strategic part** of our portfolio that… builds upon our strong brand..."

-John Hess, November 2012[1,3]

"We have a strong brand… it enhances the company from a financial and reputational point of view…. an **energy marketing business… will help us if we find gas** in the Utica…So they're going to be some **strategic** benefits…"

-John Hess, January 2013[2,4]

As of March 4th 2013:

Hess: Marketing, Retail and Infrastructure should be monetized

"…monetization of our Bakken midstream assets expected in 2015…We have had this strategic transformation underway really… predominately when we started to build out our Bakken position in 2010. So **this is not something that just happened overnight**…"

-John Hess, March 2013[5]

"…in terms of pursuing strategic options to maximize value, be it the retail marketing business or energy marketing business, we are evaluating several options to monetize these businesses to maximize shareholder value. And we are **just starting that process.**"

-John Rielly, SVP & CFO, March 2013[5]

Source: Company transcripts
1. 3Q 2012 Earnings call, November 2, 2012
2. 4Q 2012 Earnings call January 30, 2013
3. Elliott view: Oil & gas are commodities - they don't require branding
4. Elliott view: Oil & gas are commodities - they don't require controlled distribution
5. Business update call March 4, 2013

Why Are "Independent" Nominees Signing Off On This "5" Year Plan Before They Have Sat as Directors and Thoroughly Evaluated All Options?



Management Nominees:
Rubber Stamp?

"These **independent** directors agreed to join our board, **because they believe in our outstanding plan**, and **they recognize that our plan is the right plan** for all of our shareholders."

"We have had **this strategic transformation**, as my remarks noted, **underway, really going back…since I became Chairman**…In fact, Elliott got on the train after it really left the station…This is a **culmination** of a multi year strategy…"

-John Hess,

March 4th 2013[1]

Shareholder Nominees:
Independent

"While this letter presents Elliott's perspectives, **Shareholder Nominees will form their own, independent views** on the Company, its assets, and its strategy. These five accomplished individuals bring deep knowledge and experience in areas that are severely lacking in the existing board."

-Elliott Letter to Shareholders,

January 29th 2013[2]

Source: Company transcripts
1. Business update call March 4, 2013
2. Elliott Letter to Shareholders January 29, 2013



Hess's Boardroom Deems This Appropriate

On March 4th Hess announced the appointment of a new lead "independent" director…

Former Lead Independent Director	New Lead Independent Director
Nicholas Brady	**John Mullin III**
Lead Independent Director **AND** **Joint-Executor, Hess estate**	**Lead Independent Director** **AND** **Joint-Executor, Hess estate**

- Although documents have not yet been filed with NY Courts(1), Hess disclosed that John Mullin is no longer an estate executor
- Does Hess think that washes clean John Mullin's relationship with the Hess family?
  Such closeness ought to be inappropriate for board membership, let alone lead directorship…
- Does the board believe it is meeting its obligations to shareholders?

Source: Company filings

1. As of March 12, 2013, Surrogate's Court of the State of New York, New York County had not received, nor had a judge approved, paperwork releasing John Mullin III from his role as trustee of the Hess estate



How Can Hess Insist Search for New Directors Started in August, When…

In August, in the face of:

Plummeting stock price



Board with 0 independent oil & gas operating experience

Out of control well-costs[1]





Exploration value destruction[2]



■ Hess
■ Peer Average[3]

+ Board with the least truly independent directors among peers[4]

… Hess added Sam Nunn as 14th director

Industry Experience ✗
- No oil & gas operating experience

Independence ?
- John Hess is Trustee of think-tank where Nunn is Chairman

Background ?
- Distinguished Senator with focus on nuclear nonproliferation

March 2013 Sam Nunn Steps Down

Sources: Company Filings, Earnings Transcripts, Bloomberg
1.   1Q, 2Q and 3Q earnings transcripts
2.   Source: Wood Mackenzie
3.   Revised Proxy Peers
4.   Management members and executors of Hess estate are considered not independent

Disingenuous for Hess to Claim it is a Low Cost Bakken Operator; Like for Like, Hess Remains Higher Cost



Plug and Perf Completion Design[1]

> Hess well costs **39% above Continental**
>
> 1H'12 drilling the same type of well



Sliding Sleeve Completion Design[2]

> Hess well costs **17% to 38% above Whiting**
>
> 4Q'12 drilling the same type of well:



"In the first half of the year, we transitioned from a higher cost 38-stage hybrid completion design to a lower cost sliding sleeve design."

– Greg Hill, President Hess, January 2013[3]

Frac Method	Plug & Perf	Plug & Perf
Proppant[4]	60% Sand, 40% Ceramic	40% to 50% Sand, remainder Ceramic
Rigs	20	**16**
% Pad Drilling	30%	?

  

Frac Method	Sliding Sleeve	Sliding Sleeve	Sliding Sleeve
Proppant[4]	**100% Sand**	Range of 70% to 100% Sand, remainder Ceramic	**95+% Sand**
Rigs	6	20	**14**
% Pad Drilling	100%	50%	**~95%**

Sources: Public company filings, corporate presentations, earnings call transcripts and North Dakota Industrial Commission data
1.   1Q and 2Q earnings transcripts and presentations
2.   4Q earnings transcripts and presentations
3.   Hess 4Q earnings call
4.   Data from North Dakota Industrial Commission

Hess Claims Conglomerate Funded Bakken Opportunity; Instead It Made a Mess of It



Reality

> "…our conventional portfolio generate[s] the cash needed to fund the unconventional growth that we have in the Bakken and the Utica."
>
> - John Hess, Chairman & CEO Hess, January 2013[1]

Management unaware how business funds itself

2009-2012	Hess[2] (Conglomerate)	Continental[3] (Pure Play)
Increase in Bakken Production	~55,000 boe/d	~56,700 boe/d
Increase in Bakken Net Acreage	~155,000	~560,000
Capital Expenditures	$5.4bn	$4.6bn
Infrastructure Spend	$1.2bn	
Acquisitions	$1.8bn	$1.2bn
Total	**$8.4bn**	**$5.8bn**
Debt Issued	$4.2bn	$3.1bn
Equity Issued	$0.7bn	$1.0bn
Asset Sales	$1.5bn	$0.3bn
Total	**$6.4bn**	**$4.4bn**
Bakken EBITDA Generated[4]	$2.4bn	$2.5bn
Total Return	1%	255%
Change in Market Capitalization	+$0.6bn	+ $10.1bn

Despite **similar production** growth, and **acquiring 72% fewer acres**

…Hess spent **44% more capital**…

… and issued more debt, issued comparable equity, sold more assets

Shareholders have not seen the same benefit

Hess conglomerate structure has yielded cost overruns, operational hiccups, and an affinity for overbuilding

Pure play (CLR) achieved similar production growth and acquired more acres at lower cost and greater benefit

Sources: Company Filings, Earnings Transcripts, Bloomberg, CapIQ
1. Hess 4Q2012 Earnings call, January 30, 2013
2. Hess company filings, earnings transcripts
3. Continental company filings, earnings call transcripts
4. Elliott estimate based on average of OAS, KOG and NOG EBITDA before G&A per BOE less CLR G&A per BOE for each period; excludes impact of infrastructure

Where Did Cash From Conventional Assets Go?



Not to shareholders…

2002-2012 Cash Return as % of Current Market Cap[1]



BP	92%
COP	89%
TOT	76%
XOM	75%
RDSA	56%
DVN	42%
STL	41%
MRO	38%
TLM	38%
CVX	35%
OXY	22%
MUR	19%
APC	12%
APA	7%
HES	6%
EOG	4%

Instead, cash used on…

Exploration Value Creation as % of Current Market Cap[2][3]



Cash Spent 2009-2012[4]

Exploration	$4.3bn
Acquisitions of Conventional	$1.9bn
Downstream Spending	$1.3bn

1. As of 3/8/13
2. Market Capitalization as of 11/28/12, date before which Elliott began to purchase a substantial amount of Hess stock
3. Source: Wood Mackenzie
4. Company filings



With Disclosure Comes Accountability: Hess's Scant Disclosure Hides Failures

No Analyst Day for nearly 7 years

Number of Analyst Days or Update Calls 2007-2013[1]



Number of Pages in Most Detailed Presentation in Past Year[1]



Lack of disclosure allows Management to avoid answering basic questions

- What is the total capital spent in Australia? in Ghana? What is the estimated return on this capital?

- What happened to the $452 million[2] spent on Gulf of Mexico leases on two days in 2008? What is the return on this capital?

- What is Bakken midstream EBITDA? What is retail EBITDA? What is energy marketing EBITDA? What is terminal EBITDA?

- What working capital is tied up in non-upstream E&P? What is the return on capital for these businesses including working capital?

- What is the maximum total balance sheet exposure to HETCO? How much money has corporate proprietary trading (outside of HETCO) lost in the past 3 years?

Sources: Bloomberg, CapIQ and Company Websites
1.   2007 through 3/1/13
2.   US Bureau of Ocean Energy Management data

…And What is Going on with Hess's Hedging? With HETCO? With Prop Trading? Why Does Prop Trading Even Exist at Corporate?



In the last decade, Hess has lost $6.7bn through hedging

Realized Hedging Performance 2002-2012[1]

Hess's cumulative realized hedging *losses* since 2002 equivalent to <u>9%</u> of E&P Revenues

Over the same period, peers[2] realized cumulative <u>gains</u> equal to <u>1%</u> of E&P revenues



Disclosure suggests an additional ~$400mm in "proprietary trading" losses since 2009[3] or very high operating costs at HETCO or…? Why do shareholders have to guess?

Implied Prop Trading Losses 2009-2012[3]

You may ask:
"what is proprietary trading? And what is it doing at Hess?"

We would answer:
"No idea from disclosures"



Proprietary trading is separate and in addition to HETCO, Hess's hedge fund

Hess has promised to sell HETCO, will it also shut down proprietary trading?

Source: Company filings
1. Pre-tax gains/losses on commodity derivatives
2. Revised Proxy Peers who engage in hedging for upstream business including Anadarko, Apache, EOG, Marathon and Noble
3. 10K (pg. 74) groups together 100% of trading revenues for HETCO and corporate proprietary trading. 10K (pg. 28) also groups together 100% of net income for proprietary trading and 50% of income from HETCO. Using corporate effective tax rate, this implies losses at corporate proprietary trading. 2009 is first year disclosure includes revenues. Why does Hess group these together rather than clearly showing what is going on at each group?

Hess's recent presentation points to Wall Street price targets as justification that nothing is wrong… Yet these targets merely reflect Hess's poor execution

- Two years ago, Hess's price target was **$100 / share**

- Poor execution drove that price target **down 35%** to $65 / share prior to Elliott's public involvement

- **Specter of accountability pushing change at Hess increased the target price by 20%** to $ 78 / share

- No material change to quality of assets. **Management and Board have no excuse to lower the bar…**

Hess Average Sell-side Target Price



Production misses and CapEx overruns drove price target down

Potential for accountability to shareholders resulting in value enhancing actions lifts price target

Over same time period, majority of Peer price targets have risen

…Hess cannot excuse this away

Source: Bloomberg
1. May 2011
2. March 8, 2013

Why is Hess…

- Constructing stock charts focused on the last 6 months and excluding dividends?

- Announcing perpetual restructurings without effecting material change?

- Entrenched behind a staggered board with persistent corporate governance malpractice?

- Misrepresenting Bakken well cost data to claim it is low cost operator?

- Ignoring capital allocation failures by claiming that Conventional assets funded the Bakken?

- Avoiding disclosure that is comparable to its peers?

- Pointing to low price targets as validation?

Hess Does Not Want to be Accountable to Shareholders

Lack of Accountability → Failure to Meet Promises to Shareholders



"**It should be obvious** that we have made a lot of moves with a multi-year strategy to put our company in a position to generate **long-term shareholder value,** that we look at things for all shareholders benefit."   - John Hess, January 2013[1]

John Hess	Shareholder Return

Relative Performance[2]:

■ Hess
■ Revised Proxy Peers

"the most important part of our financial strategy is, **obviously**, ultimately, we want to build a company to have a business that delivers **first quartile financial shareholder returns**"

September 2011[3]

(28%)

September 2011 - November 2012

"**as a potential shareholder or current shareholder you should feel very good** about the growth being captured…"

September 2010[4]

(40%)

September 2010 - November 2012

"We are proud of our organization's ability to deliver performance and remain **confident that our future investment opportunities will create value for our shareholders**."

January 2009[5]

(75%)

January 2009 - November 2012

"We think [high-impact exploration] is the best way to **create shareholder value** and **we've been delivering on that**."

February 2008[6]

(66%)

February 2008 - November 2012

1. 4Q 2012 Earnings call, January 30, 2013
2. Revised proxy peers from the date of quote through 11/28/12, date before which Elliott began to purchase a substantial amount of Hess stock
3. Barclays Conference, September 8, 2011
4. Barclays Conference, September 16, 2010
5. 4Q 2008 Earnings call, January 28, 2009
6. Credit Suisse Conference, February 7, 2008

(60%) (30%) 0% 30% 60%

Where have Hess's crown jewel assets come from?

Asset Highlights	Asset Origin

Bakken



Large, unreplicable and highly desirable position in core of premier US oil resource play
- W.D. Von Gonten study concluded Hess has higher per acre value and is comparable to CLR in absolute value[1]

1969 Amerada acquisition: legacy predating current management
- Bakken:
  - Several hundred thousand acres in heart of Bakken dating to 1950s
  - Acquired substantial acreage around original position; 300,000 acres acquired determined to be non-core[2]
- Valhall:
  - Acquired via the 1969 Amerada merger

Valhall



Crown jewel oil asset in Norway with over 40 year life remaining
- Redevelopment recently completed, Valhall expected to grow production from 26mboe/d in 2013 to 75mboe/d and generate significant free cash flow

Equatorial Guinea



Highly profitable, cash-cow oil asset with favorable production sharing contract
- Substantial cash generator beginning to decline
- 17% of current Hess pro-forma production

2001 disastrous acquisition salvaged by dramatic rise of oil
- Acquired Triton for $3.2 billion in 2001; Wrote down by $706 million in 2002
- Since acquisition the price of oil has increased from $25 to over $110
- Acquisition not based on differentiated view on oil price, given Hess's loss of ~$6.7 billion in hedging oil prices over this period

JDA



Large, profitable oil-linked gas asset
- Low cost, long life production with long-term production sharing contract through 2029
- Strong RP Ratio despite 17% of current Hess pro-forma production

Shenzi



One of the top fields in the Gulf of Mexico
- A flagship deepwater Gulf of Mexico asset
- Continued growth in reserves expected - nearby analogous fields are now estimated to be 3x larger than original estimates

Entered into by current management, **discovered and operated by BHP**

Source: Company filings
1. W. D. Von Gonten & Co. is an industry leading petroleum engineering and geological services consulting firm
2. At its peak, Hess owned "more than 900,000 net acres in the Bakken oil shale play." 2010 10-K; 550,000 to 600,000 net acres considered core; 4Q2012 earnings call

III. Delivering Accountability at Hess



Great Stewards of Capital

Manageable Enterprises Accountable to Shareholders

"Harvey Golub is <u>everything that you would want in a director</u>. And one of the things that I appreciate most about him is that he has always respected the space between the Non-Executive Chairman and the CEO roles. He challenged me. <u>He held me accountable</u>. But he did not try to do my job for me…

… And he has challenged us to sharpen our strategy, and better execute that strategy by holding us to high performance standards. He often tells us, 'This is what you said you would do. <u>Are you delivering and, if not, why not</u>?'"[1]

Douglas Conant, former CEO of Campbell Soup Co, on Harvey Golub, Shareholder Nominee, former Chairman & CEO American Express, September 2009

<u>Warren Buffett: "Harvey Golub has done an absolutely sensational job</u>, and we're probably $4 billion better because of it."[2]

(1)   Douglas R. Conant, President & CEO of Campbell Soup Co at CT Partners Board Consultants Annual Award for Outstanding Directorship Ceremony 2010
(2)   Warren Buffett, Chairman & CEO Berkshire Hathaway, 1999 Berkshire Hathaway Annual Meeting

An Independent, Experienced Slate of Directors to Provide Oversight



Experience Hess Needs



Rodney Chase

Former **Deputy Group Chief Executive, BP**

Former **Chairman/CEO of BP America, CEO of E&P**

- Direct experience **managing every major business** at global integrated energy company
- Significant public oil & gas corporate board experience

- Restructuring
- Conventional E&P
- Midstream
- Public Board



Harvey Golub

Former **Chairman & CEO, American Express**

Former **Non-Executive Chairman, AIG**

- Mr. Golub's refocusing of American Express in the 1990s has been called "**one of the most impressive turnarounds of a large public corporation in history**"[1] and led to over **750% share price appreciation** during his tenure

- Restructuring
- Public Board



Karl F. Kurz

Former **COO, Anadarko Petroleum**

- Helped lead **major transformation at a large independent E&P**: top-tier exploration capability, capital discipline and operational focus
- Managed Anadarko's **onshore unconventionals** as SVP of US Onshore
- Led midstream and marketing operations as VP of Marketing

- Restructuring
- Conventional E&P
- Midstream
- Unconventional E&P
- Public Board



David McManus

Former **EVP, Pioneer Natural Resources**

Former **EVP at BG**, Former **President of ARCO Europe**

- Oversaw **value accretive divestiture** of Pioneer's international portfolio
- Presented substantial divestiture program to board and **executed**
- Evaluated both IPO in London and outright sale - **pursued value maximizing path**

- Restructuring
- Conventional E&P
- Public Board



Marshall D. (Mark) Smith

Current **SVP & CFO, Ultra Petroleum**

- Manages **lowest-cost operator** in resource play environment
- Monetized midstream assets via accretive REIT deal while **maintaining strategic control**
- Direct experience dealing with high-cost operator in resource play JV

- Conventional E&P
- Midstream
- Unconventional E&P

1.   Salomon Smith Barney 4/13/1999

History of Persistent Governance Failures at Hess
Calls Into Question Board's Ability to Nominate New Directors



Failures under John Hess's tenure:

- **Director tenure**
  - 17 year average tenure of non-management directors at retirement

- **Oil & Gas operating experience**
  - Never even one independent director with oil & gas operating experience

- **Least independence**
  - Consistently 3 joint-executors of Hess estate served as directors
  - Continually interlocking director and management relationships

- **Management directors**
  - Never fewer than 3 directors that are management members at any one time

Current board continues the trend..

Name	Age (1)	Tenure (1)	Total Return Over Tenure(2)	Oil & Gas Operating Experience	Background
John Hess	58	**35 / 17**	**(460%)**	Hess Management	Hess Chairman & CEO
Thomas H. Kean	77	**23**	**(1,022%)**	**None**	Government; **Joint executor Hess estate; Director & Sec. of Hess Charitable Trust**
Edith Holiday	61	**20**	**(589%)**	**None**	Government; Worked directly for Nicholas Brady in Senate and Treasury;
Nicholas F. Brady	82	**19**	**(550%)**	**None**	Government/Finance; **Joint executor Hess estate; invests for Hess Charitable Trust**
Robert Wilson	72	**17**	**(335%)**	**None**	Healthcare; Johnson-Hess family connection
Frank A. Olson	80	**15**	**(396%)**	**None**	Auto Rental
Craig Matthews	69	**11**	**(153%)**	**None**	Electricity
Ernst von Metzsch	73	**10**	**(44%)**	**None**	Finance
Risa Lavizzo-Mourey	58	**9**	**(68%)**	**None**	Non-profit; Johnson-Hess family connection
F. Borden Walker	59	**9**	**(68%)**	Hess Management	Hess EVP & President, Marketing and Refining
John Mullin III	71	6	**(56%)**	**None**	Finance; **Joint executor of Hess estate**
Samuel Bodman	74	4	**(47%)**	**None**	Government/Chemicals
Gregory P. Hill	52	4	**(47%)**	Hess Management	Hess EVP & President, Worldwide Exploration and Production
Samuel A. Nunn Jr.	74	6mo	NA	**None**	Government; Chairman CSIS **of which John Hess is a Trustee**

Sources: Company Filings, Bloomberg
1. Age and tenure calculated as of date of 2013 annual general meeting; Tenure for John Hess shows both as director and as CEO, respectively
2. Revised Proxy Peers: Anadarko, Apache, EOG, Chevron, ConocoPhillips, Exxon, Marathon, Murphy, Noble, Occidental. Underperformance calculated from 1st day of the year following appointed to the board through 11/28/12, date before which Elliott began to purchase a substantial amount of stock. John Hess calculated from the year he was appointed CEO

History of Compensating for Underperformance Needs to Change
Elliott Compensation Aligned with Long-Term Shareholder Interest



Non-Management Directors	Tenure [1]	Return Over Tenure[2]	Cumulative Compensation Over Tenure[3]
Thomas H. Kean	23	(1,022%)	$5.4 million
Edith Holiday	20	(589%)	$4.0 million
Nicholas F. Brady	19	(550%)	$4.6 million
Robert Wilson	17	(335%)	$3.7 million
Frank A. Olson	15	(396%)	$3.5 million
Craig Matthews	11	(153%)	$2.7 million
Ernst von Metzsch	10	(44%)	$2.5 million
Risa Lavizzo-Mourey	9	(68%)	$2.4 million
John Mullin III	6	(56%)	$1.8 million
Samuel Bodman	4	(47%)	$1.1 million
Total			**$31.7 million**

- **Hess has paid current directors more than $30 million** over their tenure while delivering stockholders material underperformance

- **Hess has purposefully mislead shareholders with false descriptions** of nominees "tethered to an unusual compensation scheme"

- **Elliott nominees would not be compensated for underperformance**:
  - Elliott nominees receive $30,000 for each 1% of outperformance versus Hess's proxy peers at the end of a 3 year period
    - As an example, if at the end of a director's three year term, Hess has outperformed peers by 10% then the director would receive $300,000
  - Rewards nominees if they deliver the outperformance they achieved at: **Anadarko**, **Pioneer**, and **American Express**

- **Hess should stop paying millions of dollars to directors that have delivered terrible performance**
  - Hess's has been a 17 year meal ticket at shareholders' expense

John Hess was paid a cumulative $190 million[3,4] over his tenure, despite underperforming peers by (460)%[2]

Hess management was paid $32 million in 2012 despite underperforming peers by (10)%[2], dramatic cost overruns, operational failures and continued destruction of shareholder capital

Sources: Company Filings, Bloomberg
1.   Age and tenure calculated as of date of 2013 annual general meeting; Tenure for John Hess shows both as director and as CEO, respectively
2.   Revised Proxy Peers: Anadarko, Apache, EOG, Chevron, ConocoPhillips, Exxon, Marathon, Murphy, Noble, Occidental. Underperformance calculated from 1st day of the year following appointed to the board through 11/28/12, date before which Elliott began to purchase a substantial amount of stock. John Hess calculated from the year he was appointed CEO
3.   Adjusted for inflation using Bloomberg Urban CPI; Without taking into account inflation compensation totaled $26 million
4.   Without taking into account inflation, John Hess was paid a cumulative $165 million

[37]

Shareholder Nominees Have the Relevant Oil & Gas Operating and Restructuring Experience Needed at Hess



	Shareholder Nominees	Management Nominees	
Senior Management Upstream Oil & Gas Operating Experience	No 20% / Yes 80%	No 60% / Yes 40%	**Which nominees are better suited for a pure-play E&P company?**
Restructuring Experience	No 20% / Yes 80%	No 60% / Yes 40%	**Which nominees are better suited for a corporate transformation?**
Public Board Experience	No 20% / Yes 80%	No 60% / Yes 40%	**Which nominees are more likely to positively impact governance?**
Senior Mgmt Conventional E&P Experience	4 Directors	2 Directors	
Senior Mgmt Unconventional E&P Experience	2 Directors	1* Director	**Which nominees will have the ability to ask the right questions?**
Midstream Experience	3 Directors	0 Directors	

* Unconventional experience includes Kevin Meyers for 1½ years in his role as SVP ConocoPhillips Americas

Senior Management Oil & Gas Upstream Operating Experience does not include Mark Williams as his primary executive experience was overseeing Shell downstream division



Shareholder Nominees Have Unparalleled Operating Experience

Shareholder Nominees		Management Nominees	
Rodney Chase	▪ Former Deputy Group Chief Executive, BP ▪ Former Chairman/CEO of BP America, CEO of Marketing & Refining, CEO of E&P	▪ Former COO, TNK-BP joint venture	**William Schrader**
Harvey Golub	▪ Former Chairman & CEO, American Express ▪ Former Non-Executive Chairman, AIG	▪ Former Vice Chairman of GE ▪ President and CEO of GE Energy	**John Krenicki Jr.**
Karl Kurz	▪ Former COO, Anadarko Petroleum	▪ Former SVP of E&P for the Americas, ConocoPhillips	**Dr. Kevin Meyers**
David McManus	▪ Former EVP, Pioneer Natural Resources ▪ Former EVP at BG, Former President of ARCO Europe	▪ Downstream Director, Royal Dutch Shell	**Dr. Mark Williams**
Mark Smith	▪ Current SVP & CFO, Ultra Petroleum	▪ Former EVP and CFO, CBS Corporation	**Fredric Reynolds**



Shareholder Nominees Do Not Rubber Stamp Plans

Management Nominees:

Rubber Stamp?

"These **independent** directors agreed to join our board, **because they believe in our outstanding plan**, and **they recognize that our plan is the right plan** for all of our shareholders."

"We have had **this strategic transformation**, as my remarks noted, **underway, really going back…since I became Chairman**…In fact, Elliott got on the train after it really left the station…This is a **culmination** of a multi year strategy…"

-John Hess,

March 4th 2013

Shareholder Nominees:

Independent

"While this letter presents Elliott's perspectives, **Shareholder Nominees will form their own, independent views** on the Company, its assets, and its strategy. These five accomplished individuals bring deep knowledge and experience in areas that are severely lacking in the existing board."

-Elliott Letter to Shareholders,

January 29th 2013


Management Nominee	
John Quigley	▪ Former CEO, Deloitte

Upstream Oil & Gas Operating Experience	Restructuring Experience
None	**None**

Shareholders have been asking to vote on directors annually for over 5 years

% of Total Shares Voted for Declassification[1]



In 3 separate votes, 90+% of outside shareholders voted to declassify the Hess board

"The ability to elect directors is the single most important use of the shareholder franchise, and all directors should be accountable on an annual basis."

— **ISS Proxy Advisory Services**[2]

Sources: Company Filings, Factset, ISS Analytics
1. Hess estate is assumed to vote against declassification and is excluded from calculation; Company filings, Factset, ISS Voting Analytics;
2. ISS commentary on Hess, Hess Corporation 2012 Core Research Report
[41]

Here's A Thought: Let Management Nominees Replace Remaining Directors



Hess's "World Class Leaders"[1]





William Schrader	
John Krenicki Jr.	
Dr. Kevin Meyers	
Dr. Mark Williams	
Frederic Reynolds	
John Quigley	

"No Sacred Cows"[2]

Name	Age [3]	Return Over Tenure[4]	Tenure [3]	Background
John Hess	58	**(460%)**	**35 / 17**	Hess Chairman & CEO
Edith Holiday	61	**(589%)**	**20**	Government; Worked directly for Nicholas Brady in Senate and Treasury;
Robert Wilson	72	**(335%)**	**17**	Healthcare; Johnson-Hess family connection
Craig Matthews	69	**(153%)**	**11**	Electricity
Ernst von Metzsch	73	**(44%)**	**10**	Finance
Risa Lavizzo-Mourey	58	**(68%)**	**9**	Non-profit; Johnson-Hess family connection
John Mullin III	71	**(56%)**	**6**	Finance; **Joint executor of Hess estate**
Samuel Bodman	74	**(47%)**	**4**	Government/Chemicals
Gregory P. Hill	52	**(47%)**	**4**	Hess EVP & President, Worldwide Exploration and Production

Average Tenure[3]	**14 years**
Upstream Oil & Gas Operating Experience	**None**
Restructuring Experience	**None**

> **Lead "Independent" Director AND Joint Executor of Hess Estate**

Sources: Company Filings, Bloomberg
1. John Hess describing management nominees on business update call, March 4, 2013
2. John Hess referring to board of directors on 4Q 2012 Earnings call
3. Tenure calculated as of date of 2013 annual general meeting; Tenure for John Hess shows both as director and as CEO, respectively
4. Tenure excluding John Hess is 11 years



All Directors Could Have Been Accountable, But for 37mm Shares…

How did John Hess vote in 2008?

How will John Hess vote this year?

- De-staggering the Hess board requires 80% of outstanding (not just voting) shares

- **In 2007**, Shareholders' backed de-staggering the Hess board with **over 97% of outside voters electing to de-stagger**[1]

- **In 2008**, the Hess board recommended FOR de-staggering the board (had they not, they may have had governance agencies recommend withholds on all of their nominees).

  — 245.7mm shares voted to de-stagger

    - 76% of outstanding shares
    - 87% of voting shares

  — 1.8mm shares abstained

  — **37.1 mm shares voted against declassification (John Hess controlled 36.6mm shares**)

% of Total Shares Voted for Declassification[1]



- **In 2012**, Shareholders again backed de-staggering the board with **over 94% of outside voters electing to de-stagger**[1]

- **Now,** the Hess board again has recommended FOR de-staggering the board

- **Yet**, at the same time the board opposes a shareholder proposal to remove the 80% voting requirement that prevented de-staggering the board **three times before**

Did John Hess vote against the recommendation of his own board of which he is Chairman?

How will he vote this year?

Sources: Company Filings, Factset, ISS Voting Analytics
1.   Hess estate is assumed to have voted against declassification and is excluded from calculation

Why is Hess…

- Refusing to accept Shareholders' exceptional Nominees?

- Proposing nominees that have less oil & gas operating experience and less restructuring experience than Shareholder Nominees?

- Selecting nominees that Rubber Stamp management's plan without evaluating alternatives?

- Naming John Mullin III, joint-executor of the Hess estate, the new lead "independent" director?

- Appointing John Quigley as a 6th director instead of letting shareholders decide?

Hess Does Not Want to be Accountable to Shareholders



Great Stewards of Capital

Manageable Enterprises Accountable to Shareholders

"One thing that we are committed to do as an executive team is make sure we can meet our forecasts and deliver on our promises…"[1]

Karl Kurz, Shareholder Nominee

February 2009[1]

1.   Anadarko, 4Q2008 Earnings call



1 Create Hess Resource Co. via Tax-free Spinoff

HESS

Instead of an opaque, unmanageable conglomerate

Unconventional
- 725,000 net acres in the Bakken
- 177,000 net acres in the Utica Shale
- 45,000 net acres in the Eagle Ford

Global Offshore and Other Conventional
- Long-life, oil-weighted reserves in "crown jewel" assets including Shenzi (GOM), Valhall (Norway), Ceiba & Okume (Equatorial Guinea)
- Favorable gas assets in Southeast Asia including JDA & Natuna Sea Block

Midstream
- Valuable Bakken infrastructure including Tioga gas plant and Bakken rail terminal

Downstream & No-Stream
- Miscellaneous businesses - many with capital tied up at low rates of return

Unlock great companies that will be accountable to shareholders

Create Hess Resource Co.
Bakken, Eagle Ford and Utica with dropdown of midstream assets
TEV = $13.0 to $14.4 billion(1)

Create Hess International
Focus remaining conventional portfolio on core areas of competitive advantage through divestiture of non-core assets
TEV = $21.4 to $30.2 billion(1)

Monetize resource play infrastructure
TEV = $2.0 to $2.5 billion(1)

Divest downstream assets
TEV = $3.1 to $3.5 billion(1)

Hess's March promises *(if delivered)* affect less than 10% of potential share uplift (1) over another 2 year period

Share Price = $95.70 to $128.46(1)
TEV = $39 to $50 billion(1)

[47]

Source: Company filings
1. Elliott estimates; Per share values calculated net of debt, cash pro forma for announced/completed transactions (Azerbaijan & UK assets), pension, tax attributes, interest tax shield



1 Create Premier US Resource Play Focused Company

HESS

Hess Resource Co. would be premier resource play focused company:

- Premier position in Bakken
- Promising position in Utica
- W.D. Von Gonten analysis of Hess acreage[1]
  - Hess and Continental Williston acreage very comparable on absolute basis
  - Hess has higher per acre value
  - Extremely large percentage of Hess acreage in core Bakken and Three Forks

	Flagship Play	Other Assets	% Oil / % Liquid Production[2]
Hess Resource Co.	Bakken	Utica/Eagle Ford	85% / 85%[3]
Pioneer	Permian	Eagle Ford	41% / 60%
Continental	Bakken	SCOOP	72% / NA
Range Resources	Marcellus	Miss Lime	7% / 22%
Cabot	Marcellus	Eagle Ford	NA / 5%

Goldman Sachs' Calculation of Hess Bakken via Continental[4]

	HES	CLR
Total Company Value:		
Market Cap ($mm)	$23,726	$16,918
Net Debt ($mm)	7,469	3,504
Enterprise Value ($mm)	$31,195	$20,422
Non-Bakken Valuation:		
2012 Proved Reserves(mmBOE)		785
Bakken Proved Reserves (mmBOE)		564
Proved Reserves ex-Bakken (mmBOE)		221
Value of non-Bakken ($/BOE)		$12.50
Value of non-Bakken ($mm)		$2,764
Bakken value ($mm)	**$17,658**	**$17,658**

Goldman uses Continental as a Proxy for Hess Bakken

+ $1.5 bn average sell-side estimate for Utica & Eagle Ford[5]

Valuation of Hess Resource Co.[6]



$20
$18
$16
$14
$12
$10
$billions
$19.2bn
$14.4bn
$13.0bn
GS Continental Implied
Elliott High
Elliott Low

Equal to CLR on absolute basis | Equal to CLR on per acre basis | Discount to CLR on per acre basis

Sources: Bloomberg, Cap IQ, Company Filings

1. W. D. Von Gonten & Co. is an industry leading petroleum engineering and geological services consulting firm that has evaluated every major shale play in the US. They are recognized experts in unconventional resource play evaluations
2. Percentage of 4Q 2012 production from oil or oil and NGLs
3. Elliott estimates based on peer operators, management commentary
4. Goldman Sachs methodology, as published in 1/30/2013 note; updated for stock prices as of 3/8/2013 and Continental year-end 2012 proved reserves
5. Average of Wall St analysts who build asset by asset NAV
6. Elliott estimates based on Von Gonten study and market value of Bakken operators; Continental implied value via Goldman Sachs, (see footnote 4) plus average sellside value for Utica and Eagle Ford; (see footnote 5)



1 Standalone Hess Resource Co. Could Easily Fund Itself in the Capital Markets

HESS

Management either has not done its homework or does not understand the credit markets

- Numerous examples of US resource focused companies with negative free cash flow
  - All able to fund themselves in the public markets and all trade at premium multiples to Hess
  - Continental has had negative free cash flow for the past 5 years yet has:
    - $2.9bn of public debt trading at an average yield under 3.5%
    - Enterprise value of over $20bn and trades at ~11.3x EBITDA

	Company[1]	Market Cap	EV / LTM EBITDAX[2,3]	Net Debt / LTM EBITDAX[3]	2013 FCF as % of Market Cap	Weighted Avg. Yield[4]
Bakken Operators	Continental	$16.9bn	11.3x	2.1x	(7)%	3.3%
	Halcon	$2.6bn	12.6x	5.7x	(24)%	7.2%
	Kodiak	$2.5bn	11.7x	3.8x	(6)%	4.6%
	Oasis	$3.6bn	9.1x	2.0x	(10)%	4.7%
	SM Energy	$3.9bn	5.2x	1.4x	(9)%	4.8%
Best-in-Class Resource Pure plays	Pioneer	$17.1bn	9.1x	1.1x	(4)%	2.8%
	Cabot	$13.6bn	18.5x	1.3x	1%	N/A
	Range	$12.8bn	18.1x	3.3x	(3)%	4.1%
	Hess Resource Co.	**$13.0bn to $14.4bn**	**10.0x to 11.1x[5]**		**(2)% / (3)%[6]**	

"..**there will be times when CLR may outspend its internally generated cash flow.** However, so long as it is earning the returns on investment in the incremental barrel produced by these borrowings… **this should be of minor concern**.

- Moody's March 2012[7]

Sources: Bloomberg, CapIQ
1. All values as of 3/8/13
2. Adjusted for public equity and debt issuances post12/31/12 if applicable
3. Pro forma adjustments made for additional amounts borrowed on revolving facilities if applicable
4. Average of yield to worst based on ask price for each bond
5. Elliott estimates: LTM EBITDAX calculated using Hess Bakken production, average of OAS, KOG and NOG EBITDAX pre-G&A per quarter and Hess US E&P G&A/BOE plus allocation of corporate overhead; excludes Utica and Eagle Ford
6. Elliott estimates: (2)% excludes Utica; (5)% includes Utica; Both numbers calculated off Elliott low case of $13.0bn
7. Moody's Continental Credit Opinion, March 6, 2012



① Resource Co. Would Be One of the Best Funded US Unconventional Pure Plays

Given ability to raise capital via debt markets or raise proceeds from infrastructure, Hess Resource Co. has ample cash to standalone

Cash flow gap due to high-return investments initiated by a credible operator does not limit debt capacity or financial flexibility

Bakken Standalone

	Unit	2013	2014	2015	2016	2017
Bakken Production[1]	MBOE/D	68	87	105	120	131
Bakken EBITDA[2]	$mm	$1,432	$1,853	$2,218	$2,537	$2,780
Well Capex[3]	$mm	(1,700)	(1,918)	(2,141)	(2,148)	(2,141)
Cash Taxes[4]	$mm	-	-	-	-	(111)
Free Cash Flow	**$mm**	**($268)**	**($64)**	**$77**	**$389**	**$529**

Per management production guidance:

- **Bakken should be cash flow breakeven YE2014**

- **This does not include the substantial cash generated by midstream assets**

- **$3+ billion of excess cash can be used to**
  - **Fund Utica development**



Bakken Free Cash Flow & Sources of Cash

1. Management guidance for 2013; thereafter Elliott estimates based on Continental 600 EUR type curve; Rig program based on achieving management guidance of 120MBOE/D by mid-decade
2. Elliott estimate based on average of OAS, KOG and NOG 4Q EBITDA before G&A per BOE; less allocation of Hess E&P G&A and corporate overhead; OAS, KOG and NOG do not control midstream infrastructure; therefore there is no meaningful double counting in value of MLP spinoff
3. Elliott estimates: Capex is management guidance for 2013; thereafter Elliott estimates for rig program using a well capex of $8.2m; $8.2m well capex is Continental's estimate for their well cost by YE2013
4. Assume 75% of well capex is intangible with 100% IDC; tangible capex depreciated at MACRs 7; 35% tax rate on taxable income
5. Valuation assumes 50% of Elliott low case midstream valuation
6. 2x LTM EBITDA

1 Value of Tax Savings from Deductions is Immaterial

HESS

Impact of Tax Shield from Bakken = $0.13 per share

Hess Bakken should become a taxpayer in 2017 per management production guidance

Tax Calculations

	Unit	2013	2014	2015	2016	2017
Bakken Production[1]	MBOE/D	68	87	105	120	131
Bakken EBITDA[2]	$mm	$1,432	$1,853	$2,218	$2,537	$2,780
Tax Depreciation Bakken[3]	$mm	(1,776)	(2,020)	(2,225)	(2,251)	(2,231)
Taxable Income	$mm	($345)	($167)	($7)	$286	$549
Cash Taxes	$mm	$0	$0	$0	$0	($111)

Bakken

- Bakken operations should become a taxpayer in 2017
  - NPV of shifting 4 years of declining deductions out to the years when Bakken is taxpayer is ~$0.13 / share
- Existing NOLs can remain at Hess International post-spinoff.[4] Tax analysis is limited to future deductions.
  - In the event the NOLs must travel with the Bakken, impact would be an additional ~$0.08 per share[5]
- Neither taxable income nor depreciation from Bakken midstream assets included (if funded appropriately in MLP market, assets would generate income tax not deductions)

Utica

- Tax analysis of the Utica is highly dependent on well type curve, liquid content and development ramp assumptions – which management has never disclosed
  - Using Utica peers' type curve estimates and a reasonable development program, the value of tax shield would be an additional $0.10 per share[6]
  - By the time development ramps in the Utica, the resulting tax deductions will be a useful tax shield for an income generating Bakken
- Does not include unnecessary infrastructure spend

1. Management guidance for 2013; thereafter Elliott estimates based on Continental 600 EUR type curve; Rig program based on achieving management guidance of 120MBOE/D by mid-decade
2. Elliott estimate based on average of OAS, KOG and NOG 4Q EBITDA before G&A per BOE; less allocation of Hess E&P G&A and corporate overhead; OAS, KOG and NOG do not control midstream infrastructure; therefore there is no meaningful double counting in value of MLP spinoff
3. Elliott estimates: Capital expenditures are management guidance for 2013; thereafter Elliott estimates for rig program using a well capex of $8.2m; $8.2m well capex is Continental's estimate for their well cost by YE2013; Assume 75% of well capex is intangible with 100% IDC; tangible capex depreciated at MACRs 7; Historical depreciation is calculated using 70% IDC
4. Elliott view based on counsel from tax and accounting advisors
5. Assumes $91 million of federal tax loss carry forwards are recognized immediately versus recognized in 2017+ from Bakken generated income
6. Assumes 75% of well capex is intangible with 100% IDC; tangible capex depreciated at MACRs 7

[51]





By 4Q 2012, Hess had switched to a Sliding Sleeve completion design[1]

4Q 2012 Drilling Costs[1]

+38% +17%

	WHITING Sanish Only	WHITING	HESS

4Q 2012 Well Configuration[1,2]

	Sanish Only		HESS
Frac Method	Sliding Sleeve	Sliding Sleeve	Sliding Sleeve
Proppant	100% Sand	Range of 100% to 70% sand, Remainder Ceramic	95+% Sand
Rigs	6	20	14
% Pad Drilling	100%	50%	~95%

When evaluated on an apples to apples basis (sliding sleeve to sliding sleeve), Hess well costs are 17% to 38% above Whiting

Continental, Oasis and Kodiak are predominately completing their wells using 1) a higher cost Plug & Perf design[3] and 2) substantially more high cost ceramic proppant.[3] They are not appropriate comparables for a well cost comparison.

Premier assets of Hess Resource Co. mismanaged by Hess Conglomerate

Sources: Public company filings, corporate presentations, earnings call transcripts and North Dakota Industrial Commission data
1.   4Q earnings transcripts and presentations
2.   Data from North Dakota Industrial Commission
3.   OAS: BAML Conference November 2012; KOG: BAML Conference November 2012; Data from North Dakota Industrial Commission



NPV Impact from Reducing Bakken Rig Program[1]



$2.5 billion

Bakken Operator	Production Growth[2]	
	2012	2013E
Continental	80%	38%
Oasis	110%	42%
Kodiak	267%	109%
Hess	87%	20%

Hess's inability to operate a rig program comparable to peers of its size results in $2.5 billion of forgone value…

…as evidenced by slower production growth

Vs.

What Best-in-Class Bakken Operators are doing:

Question: "And if you do come in below that target or budget, I mean do you think – would we expect to see you drill incremental wells for the same CapEx over the year, or just come out with a lower CapEx budget?"

Rick Bott, Continental President & COO: "…**our goal is to accelerate value.** We have a deep multi-decade inventory and **we want to bring as much of that value forward**. So, our plan would be to leverage those efficiencies and be able to drill additional wells…"[3]

1. Present value of additional or lessor rig held in perpetuity across 575,000 net acres, excluding acreage drilled through YE2012. Assumes 8 wells per spacing unit (4 Bakken, 4 TFS), $6.5 million NPV per well; 28 day spud to spud time (Hess 4Q); Pretax value at 10% discount rate
2. Production growth guidance for 2013 for Bakken or corporate if not disclosed
3. Continental Resources 4Q12 Earnings call

While Bakken Competitors Are Focused on Maximizing Asset Potential, Hess Conglomerate is Burdened by Yesterday's Issues





Continental

Accelerating Lower Three Forks Exploration Program	• 20 wells to define the productivity of 2nd, 3rd and 4th benches of the Three Forks across 75x60 miles[1]
High Density Pilot Appraisal Project	• 4 pilot density projects to test 320 and 160 acre spacing (14 and 28 wells per unit) [1]



Whiting

Hidden Bench Lower Bakken Silt Testing	• Testing additional target zone situated between Middle Bakken and Three Forks [2]
High Density Pilot Appraisal Project	• Initiating higher density pilots in Sanish, Pronghorn, Hidden Bench and Missouri Breaks [2]
Testing Additional Three Forks Zones	• Testing the 2nd bench of the Three Forks in the Cassandra and Tarpon areas[2]



Oasis

High Density Pilot Appraisal Project	• Launching infill pilots in 22 spacing units[3]
Extensional Acreage Testing	• Testing Three Forks wells in North Cottonwood, Red Bank and extensional Montana acreage[3]
Lower Three Forks Exploration Program	• Drilling 6 vertical wells into lower Three Forks benches in 1Q13 to determine areas for horizontal pilots in late 2013[3]

Kodiak

High Density Pilot Appraisal Project	• 2 pilot projects testing 12 wells per unit including 6 Middle Bakken wells and 6 Three Forks[4]
Lower Three Forks Intervals Exploratory Testing	• Exploratory testing of the upper, middle and TF3 Three Forks intervals[4]



"We're doing a very small amount of appraisal work in the Three Forks…"

Greg Hill, January 2013[5]

Sources: Public company filings, corporate presentations and earnings call transcripts
1. Continental 4Q12 Earnings call
2. Whiting 4Q12 Earnings call and presentation
3. Oasis 4Q12 Earnings call
4. Kodiak 4Q12 Earnings call
5. Hess 4Q 2012 Earnings Call

[54]



1 Management Has Lost Sight of the Big Picture

Why is Hess…

- Constructing tax and funding excuses that are demonstrably false?
- Claiming they are a low cost operator in the Bakken when the reality is different?
- Talking down the value of their Bakken acreage rather than acknowledging they are unable to grow production as quickly as their peers without cost overruns?
- Resisting creating one of the premier US resource pure plays, an action that would create tremendous returns for their shareholders?



Tax(1)
Tax including Utica (1)
Well Cost Overruns(2)
Reduced Rig Program(3)
Multiple Discount(4)
$1
$0
($1)
($2)
($3)
($4)
($5)
($6)
($7)
($8)
($9)
Impact on Hess NAV
$ billions

Hess Does Not Want to be Accountable to Shareholders

Source: Elliott estimates
1. See slide 51
2. See slide 53
3. Present value of additional $1.3 million cost for each well across 575,000 net acres, excluding acreage drilled through YE2012. Assumes 8 wells per spacing unit (4 Bakken, 4 TFS), 14 rig program, adding 1 rig per year until 20 rigs; Pretax value at 10% discount rate
4. Midpoint of Elliott Hess Resource Co value less value imbedded in current TEV, calculated as Elliott estimate for Resource Co. 2013 EBITDAX multiplied by Hess EV / 2013E EBITDAX multiple as of 3/8/13

[55]



2 **Create Hess International**

Instead of an opaque, unmanageable conglomerate

Unlock great companies that will be accountable to shareholders

Unconventional
- 725,000 net acres in the Bakken
- 177,000 net acres in the Utica Shale
- 45,000 net acres in the Eagle Ford

Create Hess Resource Co.
Bakken, Eagle Ford and Utica with dropdown of midstream assets

TEV = $13.0 to $14.4 billion[1]

Global Offshore and Other Conventional
- Long-life, oil-weighted reserves in "crown jewel" assets including Shenzi (GOM), Valhall (Norway), Ceiba & Okume (Equatorial Guinea)
- Favorable gas assets in Southeast Asia including JDA & Natuna Sea Block

Create Hess International
Focus remaining conventional portfolio on core areas of competitive advantage through divestiture of non-core assets

TEV = $21.4 to $30.2 billion[1]

Midstream
- Valuable Bakken infrastructure including Tioga gas plant and Bakken rail terminal

Monetize resource play infrastructure

TEV = $2.0 to $2.5 billion[1]

Downstream & No-Stream
- Miscellaneous businesses - many with capital tied up at low rates of return

Divest downstream assets

TEV = $3.1 to $3.5 billion[1]

Hess's March promises *(if delivered)* affect less than 10% of potential share uplift [1] over another 2 year period

Share Price = $95.70 to $128.46[1]
TEV = $39 to $50 billion[1]

Source: Company filings
1.   Elliott estimates; Per share values calculated net of debt, cash pro forma for announced/completed transactions (Azerbaijan & UK assets), pension, tax attributes, interest tax shield



Create High Cash Flow, Oil-Linked Conventional Portfolio: Hess International

2

HESS

Great Assets Undervalued in Conglomerate Portfolio

- Exploration failures, high hedging costs, and opacity around capital intensity has resulted in severe undervaluation of assets
- Poor disclosure causes less than 25% of wall street analysts to build asset by asset NAVs for Hess
- Recent transactions at a premium to Wood Mackenzie[1] and Rystad[2] values:

Transaction[1] Premium / (Discount) to:	Wood Mackenzie[2]	Rystad [3]
Hess sale of Azerbaijan to ONGC	9%	50%
Nexen sale to CNOOC	2%	32%
Freeport acquires Plains E&P	26%	9%
BP Deepwater GOM sale to Plains E&P	27%	13%
El Paso E&P sale to private equity	11%	6%



Asset by Asset NAV Valuations[4]

$40
$30
$20
$10
$0
$billions
Low Sell-Side
Elliott Low: Wood(2) Mackenzie
Average Sell-Side
Elliott High: Rystad(3)
High Sell-Side

Wood Mackenzie ZERO value for Ghana or Australia

Rystad includes higher value for development potential

Strong Cash Flow; Investment Grade Rating

- Long lived oil assets producing substantial cash flow
  - Wood Mackenzie and Rystad both project Hess International would **average ~$2.8 billion of free cash flow per year** before exploration for the next decade[2,3]

"We note that strategic **initiatives suggested by Elliott** are not necessarily leveraging or detrimental to credit quality. As such, **we believe the company could carry out these steps while maintaining an investment grade rating**."

- J.P. Morgan **Credit Research**, February 2013[5]

Sources: Wood Mackenzie, Sell-side reports, Rystad UCube
1. Recent significant oil-heavy transactions
2. Source: Wood Mackenzie
3. Rystad UCube
4. Sell-side analysts who build asset by asset NAV; includes Citigroup, Credit Suisse, Deutsche Bank, Morgan Stanley and Capital One Southcoast; Low is calculated as the minimum analyst value for each asset, Average is calculated as the average analyst value for each asset, High is calculated as the maximum value for each asset
5. JP Morgan February 4, 2013


NAV-Based Value of International…

Asset by Asset NAV Valuations[1]



Wood Mackenzie ZERO value for Ghana or Australia

Rystad includes higher value for development potential

Market Implied Value of International…

	Elliott Valuation		CLR Implied Bakken[2]
	Low	**High**	
Hess Enterprise Value (March 8, 2013)[3] *Pro forma for 1Q13 asset sales*	$28.7bn		
less Hess Resource Co.	$13.0bn	$14.4bn	$19.2bn
less Midstream	$2.0bn	$2.5bn	$2.7bn
less Downstream	$3.1bn	$3.5bn	$4.0bn
Residual Value of International	$10.7bn	$8.3bn	$2.8bn
Implied EBITDAX Multiple[4]	*1.9x*	*1.5x*	*0.5x*

Peer multiple = 4.2x[5]
5yr production CAGR[6]:
Peer 2.5%; Hess Int'l Pro Forma 2%

EBITDAX multiple of **~1.5x to (0.2)x** if pro forma for sale of Russia, Indonesia, Thailand assets as implied by *potential* share repurchase [7]

…Shows Significant Upside to Current Stock Price

	Upside Based On		
	Elliott Low Valuation of Other Hess Assets	Elliott High Valuation of Other Hess Assets	CLR Implied Bakken Valuation[2]
International Valuation: Elliott Low	$26.23	$33.22	$49.42
International Valuation: Elliott High	$52.00	$58.99	$75.18
International Valuation: Average Sell-Side[1]	$35.70	$42.69	$58.89
International Valuation: Peer Multiple[5]	$37.82	$44.81	$61.01

- **A board focused on shareholder returns would not allow undervaluation of this magnitude to persist**
  - Hess International could divest assets to buyback stock
  - or could divest assets to high-grade portfolio (similar to the transformation Karl Kurz helped deliver at Anadarko)

Sources: Capital IQ, Wood Mackenzie, Rystad
1. Sell-side analysts who build asset by asset NAV; see slide 57
2. Continental implied Bakken value as calculated by Goldman Sachs, updated for share price as of 3/8/13 and YE2012 reserves, see slide 48 for full calculation; Average sell-side estimates are added for Eagle Ford and Utica for Hess Resource Co; Midstream and downstream values are average sell-side estimates
3. Enterprise value as of 3/8/13; Pro forma for announced Azerbaijan and Beryl transactions; Net

debt includes other assets (tax attributes, pension, etc)
4. Elliott estimates International EBITDA is approximately $5.6 billion
5. Revised proxy peers 2013 EV/EBITDAX multiple ; Excludes Noble due to material difference in 5 year production growth CAGR
6. Source: Wood Mackenzie; Rystad
7. Elliott estimate using information on sources and uses of cash in March 4, 2013 update call

2 No Demonstrated Synergies Between Unconventional and Global Offshore

If Hess is "realizing synergies from the transfer of technical skills and operating capabilities globally"(1) then…

Why is Hess a less efficient operator in unconventional plays than independents without global offshore assets?

- Continental
- Pioneer
- EOG

Why has Hess had significantly less exploration success than exploration focused independents without unconventional assets?

- Tullow
- Kosmos
- Cobalt

1. Hess's "Delivering Shareholder Value" presentation March 4, 2013

Why is Hess…

- Claiming financing and financial flexibility concerns that are clearly false?

- Alleging synergies that obviously don't exist?

- Talking down the value of its international assets?

- Avoiding real action when its stock price reflects substantial discount to NAV?

Hess Does Not Want to be Accountable to Shareholders



3 **Monetize Midstream and Divest Downstream**

Instead of an opaque, unmanageable conglomerate

Unconventional
- 725,000 net acres in the Bakken
- 177,000 net acres in the Utica Shale
- 45,000 net acres in the Eagle Ford

Global Offshore and Other Conventional
- Long-life, oil-weighted reserves in "crown jewel" assets including Shenzi (GOM), Valhall (Norway), Ceiba & Okume (Equatorial Guinea)
- Favorable gas assets in Southeast Asia including JDA & Natuna Sea Block

Midstream
- Valuable Bakken infrastructure including Tioga gas plant and Bakken rail terminal

Downstream & No-Stream
- Miscellaneous businesses - many with capital tied up at low rates of return

Unlock great companies that will be accountable to shareholders

Create Hess Resource Co.
Bakken, Eagle Ford and Utica with dropdown of midstream assets

TEV = $13.0 to $14.4 billion[1]

Create Hess International
Focus remaining conventional portfolio on core areas of competitive advantage through divestiture of non-core assets

TEV = $21.4 to $30.2 billion[1]

Monetize resource play infrastructure

TEV = $2.0 to $2.5 billion[1]

Divest downstream assets

TEV = $3.1 to $3.5 billion[1]

Hess's March promises *(if delivered)* affect less than 10% of potential share uplift [1] over another 2 year period

Share Price = $95.70 to $128.46[1]

TEV = $39 to $50 billion[1]

Source: Company filings
1.   Elliott estimates; Per share values calculated net of debt, cash pro forma for announced/completed transactions (Azerbaijan & UK assets), pension, tax attributes, interest tax shield

3 MLP: Shareholders Do Not Need to Wait Until 2015…



First Hess would never MLP them…

"…the strategic infrastructure we have in North Dakota, having control of that adds a lot of value… the Tioga Gas Plant…**that's not something we would be interested in MLPing.**"

John Hess, November 2012[1]

…Now Hess wants shareholders to wait until 2015

"…we need some historical performance there of cash flow, of the EBITDA, from these midstream assets, and as we get that… I expect the timing of the monetization is 2015."

John Rielly, March 2013[2]

MLP markets are open to assets that are still being built out and allow companies to maintain control



IPO Multiples Value Future Growth[3]

16x
14x
12x
10x
8x
14x
11x
Trailing Multiple at IPO
Forward Multiple at IPO

39% EBITDA Growth

160% NTM Expansion Capex / LTM EBITDA



MLPs Acquire Growing Assets for Full Value[4]

30x
25x
20x
15x
10x
5x
28x
8x
Run-rate Multiple at Acquisition
24 to 36 Month Forward Multiple at Acquisition(5)

46% Growth Capex as % of Transaction Value

- **Hess has clearly not examined MLP potential**
  - Hess has sufficient assets to access MLP capital to build out assets today
  - Shareholder capital should not be tied up only to be inefficiently monetized later

Karl Kurz and Mark Smith (Shareholder Nominees) carried out tax efficient monetizations of midstream infrastructure while retaining strategic control

1. 3Q 2012 Earnings call
2. Business update call, March 4, 2013
3. 2012 Gathering & Processing MLP IPOs including SXE, SMLP, and EQM
4. Median statistics for select 2012 MLP acquisitions: Inergy/Rangeland, Targa/Saddle Butte, MarkWest/Keystone, PVR/Chief
5. Adjusted for expansion capex

[62]



3 Best-In-Class Operator Created Substantial Value from Midstream MLPs Years Ago…

HESS

Anadarko has created $6.7 billion of value for shareholders through midstream monetization[1]

- Anadarko completed an initial public offering of Western Gas Partners LP (WES) in **2008** with assets generating $79 mm in EBITDA and with a gross cost basis of $484 mm—less than Hess today
- In December 2012, APC completed the IPO of Western Gas Equity Partners LP (WGP), the entity that holds APC's LP and GP interests and incentive distribution rights in WES
- Anadarko achieved this value creation while maintaining control of the MLP and its assets through its GP ownership

Assets Contributed or Sold to MLP	Value in APC	Value Received Through MLP	Total Value
Initial WES Asset Contribution (2)	$0.4 billion	APC Ownership in WGP (4)	$6.6 billion
Drop Down Transactions (3)	$1.3 billion	Cash and Loans from Drop Downs (5)	$1.6 billion
		IPO Proceeds (6)	$0.3 billion
Total Contributed Assets	**$1.7 billion**	**Total Value Received**	**$8.4 billion**
Total Value Created Through MLP			**$6.7 billion**

"And we think that will be a very good economic roundtrip of invested capital on the part of APC into the MLP, and then reinvest that capital again. It really, for us, mid-stream delivers our upstream story. We're not trying to develop a separate midstream line of business that has a lot of third party work that will go into it, but **rather it will be something that supplements what we would otherwise be doing for ourselves on balance sheet, by having a different access to capital and a different way to recognize the value of those assets in the market place**."

- Al Walker, Current CEO, Former SVP & CFO Anadarko (November 8, 2007) (7)

Source: Company filings, Investor presentations, Capital IQ

1. Calculations based on market value of current MLP holdings, plus cash and notes received over market value of midstream assets applying APC's EBITDA multiple
2. EBITDA of $79 million at APC forward EBITDA multiple on May 9, 2008
3. Estimated EBITDA of $237 million based on transaction values and disclosed EBITDA multiples; APC forward multiples as of each transaction date
4. As of 3/8/13
5. Total consideration for drop down acquisitions excluding WES units
6. IPO proceeds received by APC in WES IPO. $260 mm comprised of 30 year loan at fixed 6.5% interest and $14.3 mm of cash
7. Merrill Lynch Global Energy Conference, November 8, 2007. All Walker Current CEO, CFO at time.



3 Divesting Downstream Distractions—Long Overdue But Only $2 Out of $27 Billion that Could Be Achieved for Shareholders

Out of everything that could be achieved,
this is all that management and its hand-picked nominees are willing to do…

Potential Uplift to Current Enterprise Value[(1)]



$30
$25
$20
$15
$10
$5
$0
$billions
$2 bn
$16 bn
$27 bn
Hess Reaction
Elliott Low
Elliott High

Outstanding Questions:

- What is the timing of the downstream divestitures? How are the businesses going to be monetized?
- Will Hess divest the 2 New Jersey power plants?
- Will Hess divest Nuvera, its fuel cell technology investment?
- What about the LNG partnerships?
- Will Hess halt its proprietary trading in addition to simply exiting HETCO?

1. Elliott estimates; Potential uplift calculated as Elliott valuations less current market embedded values, as of 11/28/12;

Why is Hess…

- Constructing false arguments about how to best finance and build infrastructure?

- Avoiding MLP monetization timelines or commitments?

- Announcing incremental change in an attempt to preserve status quo?

Hess Does Not Want to be Accountable to Shareholders

IV. Conclusion

Why is Hess…



- Constructing stock charts focused on the last 6 months and excluding dividends?
- Announcing perpetual restructurings without effecting material change?
- Entrenched behind a staggered board with persistent corporate governance malpractice?
- Ignoring capital allocation failures by claiming that Conventional assets funded the Bakken?
- Avoiding disclosure that is comparable to its peers?
- Pointing to low price targets as validation?
- Refusing to accept Shareholders' exceptional Nominees?
- Proposing nominees that have less oil & gas operating experience and less restructuring experience than Shareholder Nominees?
- Selecting nominees that Rubber Stamp management's plan without evaluating alternatives?
- Naming John Mullin III, joint-executor of the Hess estate, the new lead "independent" director?
- Appointing John Quigley as a 6th director instead of letting shareholders decide?

- Constructing tax and funding excuses that are demonstrably false?
- Claiming they are a low cost operator in the Bakken when the reality is different?
- Talking down the value of their Bakken acreage rather than acknowledging they are unable to grow production as quickly as their peers without cost overruns?
- Resisting creating one of the premier US resource pure plays, an action that would create tremendous returns for their shareholders?
- Claiming financing and financial flexibility concerns that are clearly false?
- Alleging synergies that obviously don't exist?
- Talking down the value of its international assets?
- Avoiding real action when its stock price reflects substantial discount to NAV?
- Constructing false arguments about how to best finance and build infrastructure?
- Avoiding MLP monetization timelines or commitments?
- Announcing incremental change in an attempt to preserve status quo?

Hess Does Not Want to be Accountable to Shareholders

Lack of Accountability: A Vicious Cycle


Poor Capital Allocation & Poor Execution
Low Returns & Value Destruction
Stock Underperformance
No Responsibility Taken
No Substantial Change
Lack of Accountability

Truly Independent and Highly Qualified Directors Will Restore Accountability and Deliver Returns to Shareholders



Underperformance of this magnitude and duration demands <u>substantial change</u>

	Hess Over (Under) Performance[1]					
	John Hess Tenure					
	17 Years	**5-Year**	**4-Year**	**3-Year**	**2-Year**	**1-Year**
Proxy Peers (Under) / Over Performance	(333)%	(31)%	(43)%	(29)%	(40)%	(17)%
Revised Proxy Peers (Under) / Over Performance	(460)%	(45)%	(63)%	(44)%	(47)%	(20)%

Shareholder Nominees have the experience, independence and relevant expertise to deliver not just promise

Name	Credentials	Relevance for Hess
Rodney Chase	Former Deputy Group Chief Executive, BP Former Chairman/CEO of BP America, CEO of Marketing & Refining, CEO of E&P	• Direct experience managing every major business at global integrated energy company
Harvey Golub	Former Chairman & CEO, American Express Former Non-Executive Chairman, AIG	• Mr. Golub's refocusing of American Express in the 1990s has been called "one of the most impressive turnarounds of a large public corporation in history"[2] and led to over 750% share price appreciation during his tenure
Karl Kurz	Former COO, Anadarko Petroleum	• Helped lead major transformation at a large independent E&P: building a top-tier exploration capability, instilling capital discipline and improving operational focus • Managed Anadarko's onshore resource play development as SVP of US Onshore • Led midstream and marketing operations as VP of Marketing
David McManus	Former EVP, Pioneer Natural Resources Former EVP at BG, President of ARCO Europe	• Oversaw value accretive divestiture of Pioneer's international portfolio • Presented substantial divestiture program to board and executed • Evaluated both IPO in London and outright sale - pursued value maximizing path
Mark Smith	Current SVP & CFO, Ultra Petroleum	• Manages lowest-cost operator in resource play environment • Monetized midstream assets via accretive REIT deal while maintaining strategic control • Direct experience dealing with high-cost operator in resource play joint-venture

Source: Company Filings
1. As of 11/28/12, date before which Elliott began to purchase a substantial amount of Hess stock. Proxy Peers: Anadarko, Apache, BP, Chevron, ConocoPhillips, Devon, EOG, Exxon, Marathon, Murphy, Occidental, Shell, Statoil, Talisman and Total

2. Revised proxy peers: Anadarko, Apache, EOG, Chevron, ConocoPhillips, Exxon, Marathon, Murphy, Noble, Occidental.
Salomon Smith Barney 4/13/1999



Contacts & Additional Information

Investors

Bruce H. Goldfarb / Pat McHugh / Geoff Sorbello
Okapi Partners LLC
Tel: +1-212-297-0720
info@okapipartners.com

Press

John Hartz
Tel: +1-212-446-1872
Tel 2: +1-718-926-3503
jhartz@sloanepr.com

For Additional Information

www.ReassessHess.com